UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Genetron Holdings Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00002 per share

(Title of Class of Securities)

37186H209**

(CUSIP Number)

Johnson Huang 25th Floor and 26th Floor, China World Tower B, No.1 Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China Tel: +86 (10) 6505-1166

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13-d1(f) or Rule 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	There is no CUSIP number assigned to the ordinary shares. CUSIP number 37186H209 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on Nasdaq Stock Market under the symbol “GTH.” Each ADS represents fifteen ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37186H209

1.	NAME OF REPORTING PERSONS
China International Capital Corporation Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 37186H209

1.	NAME OF REPORTING PERSONS
CICC Capital Management Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 37186H209

1.	NAME OF REPORTING PERSONS
CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 37186H209

1.	NAME OF REPORTING PERSONS
CICC Kangrui (No.1) Ningbo Equity Investment Fund Partnership (Limited Partnership)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON
PN

CUSIP No. 37186H209

1.	NAME OF REPORTING PERSONS
Tianjin Kangyue Business Management Partnership (Limited Partnership)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON
PN

CUSIP No. 37186H209

1.	NAME OF REPORTING PERSONS
China International Capital Corporation (International) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 37186H209

1.	NAME OF REPORTING PERSONS
CICC Capital (Cayman) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 37186H209

1.	NAME OF REPORTING PERSONS
CICC Healthcare Investment Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 37186H209

1.	NAME OF REPORTING PERSONS
CICC Healthcare Investment Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON
PN

CUSIP No. 37186H209

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment 1”) amends the Schedule 13D filed with the Securities and Exchange Commission on October 20, 2023 (as amended to date, the “Schedule 13D”), relating to the ordinary shares, par value US$0.00002 (“Ordinary Shares”), of Genetron Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 1-2/F, Building 11, Zone 1, No.8 Life Science Parkway, Changping District, Beijing, 102206, People’s Republic of China, and the ADSs of the Issuer, each representing fifteen Ordinary Shares.

Item 2. Identity and Background

Schedule A (attached hereto) is hereby amended and restated in its entirety and Item 2(d)-(e) of the Schedule 13D is hereby restated in its entirety as follows:

Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of the Reporting Persons (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 28, 2024, the Issuer and Merger Sub filed the plan of merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of March 28, 2024, pursuant to which the Merger became effective on March 28, 2024 (the “Effective Time”). As a result of the Merger, the Issuer became a wholly owned subsidiary of Parent.

The consummation of the Merger was financed through a combination of (i) rollover equity from the Rollover Shareholders, and (ii) cash contributions by the Sponsors in the amount of US$52.4 million. Due to certain logistics matters in relation to the equity rollover, two Rollover Shareholders (the “Electing Rollover Shareholders”) elected to pay to Parent an aggregate amount equal to the product of (x) the number of ADSs representing Shares such Electing Rollover Shareholders agreed to rollover pursuant to the Support Agreement, and (y) the Per ADS Merger Consideration (as defined below), and will receive, through Depositary, such aggregate amount (excluding any fees, including ADS cancellation or termination fees, payable by such Electing Rollover Shareholders in accordance with the deposit agreement, dated June 18, 2020, entered into by and among the Issuer, the Depositary and all holders and beneficial owners of ADSs issued thereunder). As a result, the aggregate merger consideration paid by the Buyer Consortium and the ordinary shares of Parent that the Electing Rollover Shareholders received upon Effective Time remained the same.

CUSIP No. 37186H209

At the Effective Time, each Ordinary Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (excluding certain Excluded Shares beneficially owned by the Electing Rollover Shareholders) and Shares represented by ADSs, was cancelled and ceased to exist in exchange for the right to receive US$0.272 per ordinary share in cash, and each ADS issued and outstanding immediately prior to the Effective Time (including certain rollover ADSs owned by the Electing Rollover Shareholders), together with the Shares represented by such ADSs, was cancelled and ceased to exist in exchange for the right to receive US$4.08 per ADS (the “Per ADS Merger Consideration”) in cash. The aggregate amount of merger consideration paid for the rollover ADSs owned by the Electing Rollover Shareholders was borne by such Electing Rollover Shareholders and not Sponsors. At the Effective Time, the Excluded Shares (other than certain Excluded Shares beneficially owned by the Electing Rollover Shareholders in the form of ADSs), issued and outstanding immediately prior to the Effective Time, were cancelled and ceased to exist without payment of any consideration or distribution therefor.

As a result of the Merger, the ADS program for the ADSs will terminate and the ADSs will no longer be listed on any securities exchange or quotation system, including Nasdaq Global Market (“Nasdaq”), and the Issuer will cease to be a publicly traded company. The Nasdaq filed an application on Form 25 with the SEC on March 28, 2024 to remove the ADSs from listing on Nasdaq and withdraw registration of the Issuer’s registered securities under the Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Issuer’s reporting obligations under the Act will be suspended immediately as of the date of filing the certification and notice on Form 15 by the Issuer with the SEC and will cease once the deregistration becomes effective. Accordingly, this Amendment No. 1 constitutes an exit filing for the Reporting Persons.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) As a result of the Merger, as described in Item 4 of this Amendment No. 1, the Reporting Persons do not beneficially own any ADSs or Ordinary Shares or have any voting power or dispositive power over any ADSs or Ordinary Shares.

(c) Except as set forth in Item 4 of this Amendment No. 1, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, the Related Persons, has effected any transactions with respect to any ADSs or Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) As of the Effective Date, each of the Reporting Persons, and to the best of the Reporting Persons’ knowledge, the Related Persons, ceased to be the beneficial owner of more than five percent of any Ordinary Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2024

CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED

By:	/seal/ China International Capital Corporation Limited

/s/ Bo Wu
	Name:	Bo Wu
	Title:	President

CICC CAPITAL MANAGEMENT CO., LTD.

By:	/seal/ CICC Capital Management Co., Ltd.

/s/ Junbao Shan
	Name:	Junbao Shan
	Title:	Chairman of Board of Directors

CICC KANGZHI (NINGBO) EQUITY INVESTMENT MANAGEMENT CO., LTD.

By:	/seal/ CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd.

/s/ Xia Wu
	Name:	Xia Wu
	Title:	Director

CICC KANGRUI (NO.1) NINGBO EQUITY INVESTMENT FUND PARTNERSHIP (LIMITED PARTNERSHIP)

By:	CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd., its general partner

By:	/seal/ CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd.

/s/ Xia Wu
	Name:	Xia Wu
	Title:	Director

[Signature Page to Schedule 13D Amendment - Genetron Holdings Limited]

TIANJIN KANGYUE BUSINESS MANAGEMENT PARTNERSHIP (LIMITED PARTNERSHIP)

By:	CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd., its general partner

By:	/seal/ CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd.

/s/ Xia Wu
	Name:	Xia Wu
	Title:	Director

CHINA INTERNATIONAL CAPITAL CORPORATION (INTERNATIONAL) LIMITED

By:	/seal/ China International Capital Corporation (International) Limited

/s/ Wing Fai Joseph Wong
	Name:	Wing Fai Joseph Wong
	Title:	Authorized Signatory

CICC CAPITAL (CAYMAN) LIMITED

By:	/s/ Junbao Shan
	Name:	Junbao Shan
	Title:	Director

CICC HEALTHCARE INVESTMENT MANAGEMENT LIMITED

By:	/s/ Xia Wu
	Name:	Xia Wu
	Title:	Director

CICC HEALTHCARE INVESTMENT FUND, L.P.,

acting through its general partner, CICC Healthcare Investment Management Limited

By:	/s/ Xia Wu
	Name:	Xia Wu
	Title:	Director of CICC Healthcare Investment Management Limited

[Signature Page to Schedule 13D Amendment - Genetron Holdings Limited]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

In this Schedule A, “CICC Listco” refers to China International Capital Corporation Limited, “CICC Capital Management” refers to CICC Capital Management Co., Ltd.; “CICC Kangzhi” refers to CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd.; “CICC International” refers to China International Capital Corporation (International) Limited; “CICC Capital Cayman” refers to CICC Capital (Cayman) Limited; and “CICC HIM” refers to CICC Healthcare Investment Management Limited.

Directors and Officers of CICC Listco

The table below sets forth the name and present principal occupation or employment of each director and executive officer of CICC Listco. Unless otherwise indicated below, the business address of each such person is 27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, People’s Republic of China (“PRC”), and each such person is a citizen of the PRC. The business address of Jiaxing Zhou is 29th Floor, One International Finance Centre, No.1 Harbour View Street, Central, Hong Kong. Kong Ping Albert Ng is a citizen of Hong Kong Special Administrative Region (“SAR”), PRC. Peter Hugh Nolan is a citizen of United Kingdom.

Name	Present Principal Occupation or Employment
Directors:
Liang Chen	Chairman of the Board of Directors and Executive Director of CICC Listco
Wenwu Duan	Non-executive Director of CICC Listco
Wei Zhang	Non-executive Director of CICC Listco
Lingyan Kong	Non-executive Director of CICC Listco, Director of CICC Capital Management
Yu Zhou	Independent Non-executive Director of CICC Listco
Kong Ping Albert Ng	Independent Non-executive Director of CICC Listco
Zhengfei Lu	Independent Non-executive Director of CICC Listco
Peter Hugh Nolan	Independent Non-executive Director of CICC Listco

Executive Officers:
Bo Wu	President and Chief Financial Officer of CICC Listco; Director of CICC International
Long Cheng	Chief Information Officer of CICC Listco
Jiaxing Zhou	Chief Compliance Officer of CICC Listco
Fengwei Zhang	Chief Risk Officer of CICC Listco

Directors and Executive Officers of CICC Capital Management

The table below sets forth the name and present principal occupation or employment of each director and executive officer of CICC Capital Management. The business address of Lingyan Kong, Gang Chu, Kai Luo and Jing Zhou is 27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC. The business address of Junbao Shan and Liang Long is 25th Floor and 26th Floor, China World Tower B, No.1 Jian Guo Men Wai Avenue, Beijing 100004, PRC. The business address of Kui Ma is 29th Floor, One International Finance Centre, No.1 Harbour View Street, Central, Hong Kong. Unless otherwise indicated below, each such person is a citizen of the PRC. Gang Chu is a citizen of United States of America.

Name	Present Principal Occupation or Employment
Directors:
Lingyan Kong	Director of CICC Capital Management, Non-executive Director of CICC Listco
Junbao Shan	Director and Chairman of Board of Directors of CICC Capital Management; Director of CICC Capital Cayman
Kui Ma	Director of CICC Capital Management; Director of CICC International
Gang Chu	Director of CICC Capital Management; Director of CICC International
Liang Long	Director and Manager of CICC Capital Management

Executive Officers:
Kai Luo	Finance Director of CICC Capital Management
Jing Zhou	Head of Compliance and Risk Control of CICC Capital Management

Schedule A-1

Directors and Executive Officers of CICC Kangzhi

The table below sets forth the name and present principal occupation or employment of the director of CICC Kangzhi. CICC Kangzhi does not have any executive officers. The business address of Xia Wu, Fan Liu and Yi Wang is 25th Floor and 26th Floor, China World Tower B, No.1 Jian Guo Men Wai Avenue, Beijing 100004, PRC. Xia Wu, Fan Liu and Yi Wang are a citizen of PRC.

Name	Present Principal Occupation or Employment
Director:
Xia Wu	Director of CICC Kangzhi; Director of CICC HIM
Fan Liu	Director of CICC Kangzhi
Yi Wang	Director of CICC Kangzhi

Executive Officer:
N/A

Directors and Executive Officers of CICC International

The table below sets forth the name and present principal occupation or employment of each director of CICC International. CICC International does not have any executive officers. Unless otherwise indicated below, the business address of each such person is 29th Floor, One International Finance Centre, No.1 Harbour View Street, Central, Hong Kong, and each such person is a citizen of the PRC. The business address of Xinhan Xia is 25th Floor, 125 Old Broad Street, London EC2N 1AR, United Kingdom. The business address of Gang Chu, Qingchuan Liu, Bo Wu and Nan Sun is 27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC. Xinhan Xia is a citizen of the United Kingdom. Gang Chu is a citizen of United State of America.

Name	Present Principal Occupation or Employment
Directors:
Xinhan Xia	Director of CICC International
Kui Ma	Director of CICC International; Director of CICC Capital Management;
Gang Chu	Director of CICC International; Director of CICC Capital Management
Qingchuan Liu	Director of CICC International
Bo Wu	Director of CICC International; President and Chief Financial Officer of CICC Listco
Nan Sun	Director of CICC International
Hanfeng Wang	Director of CICC International

Executive Officer:
N/A

Schedule A-2

Directors and Executive Officers of CICC Capital Cayman

The table below sets forth the name and present principal occupation or employment of each director of CICC Capital Cayman. CICC Capital Cayman does not have any executive officers. The business address of Soon Wei Stephen Ng is 6 Battery Road, #33-01, Singapore 049909. The business address of Wu Yu is 29th Floor, One International Finance Centre, No.1 Harbour View Street, Central, Hong Kong. The business address of Junbao Shan is 25th Floor and 26th Floor, China World Tower B, No.1 Jian Guo Men Wai Avenue, Beijing 100004, PRC. Soon Wei Stephen Ng is a citizen of Singapore. Wu Yu is a citizen of Hong Kong SAR, PRC. Junbao Shan is a citizen of PRC.

Name	Present Principal Occupation or Employment
Directors:
Soon Wei Stephen Ng	Director of CICC Capital Cayman
Wu Yu	Director of CICC Capital Cayman
Junbao Shan	Director of CICC Capital Cayman; Director and Chairman of Board of Directors of CICC Capital Management

Executive Officer:
N/A

Directors and Executive Officers of CICC HIM

The table below sets forth the name and present principal occupation or employment of each director of CICC HIM. CICC HIM does not have any executive officers. The business address of Xia Wu is 25th Floor and 26th Floor, China World Tower B, No.1 Jian Guo Men Wai Avenue, Beijing 100004, PRC. The business address of Jin Wang is 29th Floor, One International Finance Centre, No.1 Harbour View Street, Central, Hong Kong. The business address of Ho Man Vienna Lit is 6 Battery Road, #33-01, Singapore 049909. Xia Wu is a citizen of PRC. Jin Wang is a citizen of Hong Kong SAR, PRC. Ho Man Vienna Lit is a citizen of Hong Kong SAR, PRC.

Name	Present Principal Occupation or Employment
Directors:
Xia Wu	Director of CICC HIM; Director of CICC Kangzhi
Jin Wang	Director of CICC HIM
Ho Man Vienna Lit	Director of CICC HIM

Executive Officer:
N/A

Schedule A-3